Exhibit 99.4

Prudential plc Annual General Meeting 2003

Notes
1.	If you wish to attend the Annual General Meeting at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 8 May 2003 at 11.00 a.m., please bring with you the Attendance Card below. You may be asked to produce it to show you have the right to attend and speak or vote at the meeting.

2.	If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to act on your behalf by completing the Form of Proxy opposite. You may appoint a proxy of your own choice if you wish; if you do so the words ‘the Chairman of the meeting’ should be deleted and the name of the proxy entered into the appropriate space. A proxy may not speak at the meeting, except with the permission of the Chairman of the meeting.

3.	A proxy need not be a member of the Company. Appointment of a proxy does not preclude a member from attending the meeting and voting in person.

Completion of Form of Proxy
4.	If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes. If you select ‘Discretionary’ or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any other resolution that is put to the meeting.

5.	The ‘Abstain’ option opposite is provided to enable you to abstain on any particular resolution however it should be noted that ‘Abstain’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

6.	The attention of joint holders is directed to the following extract from the Articles of Association of the Company: ‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.’

7.	This form and any power of attorney or any other authority under which it is signed must reach Lloyds TSB Registrars at the address shown overleaf not later than 48 hours before the time fixed for the meeting. A corporation is requested to complete this form eilther by sealing it or by signing under the hand of its attorney or duly authorised officer.

Electronic Proxy Appointment
8.	You may, if you wish, appoint your proxy electronically at www.sharevote.co.uk. You will need your personal voting reference numbers (the three sets of numbers totalling 24 printed under the signature box on the Form of Proxy). Alternatively, if you have already registered with Lloyds TSB Registrars’ on-line portfolio service Shareview, you can submit your Form of Proxy at www.shareview.co.uk (click on Company Meetings). Full instructions are given on the website. Please note that any electronic communication found to contain a computer virus will not be accepted.

Prudential plc Annual General Meeting 2003 Attendance Card

Prudential plc Annual General Meeting 2003

Form of Proxy

I/We, the undersigned, a member of Prudential plc, hereby appoint the Chairman of the meeting (see note 2)

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 8 May 2003 at 11.00 a.m. and at any adjournment thereof. I/We have indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes like this . I/we further authorise my/our proxy to vote on any other resolutions that may properly be put to the meeting as my/our proxy thinks fit. If no indication is given, the proxy will vote or abstain at his/her discretion.

Ordinary Business
1.	To receive the Directors’ Report and the Financial Statements	For	Against	Abstain	Discretionary
2.	To approve the Remuneration Report
3.	To re-elect as a Director Mr M G A McLintock
4.	To re-elect as a Director Mr A D Stewart
5.	To re-elect as a Director Mr R G Mendoza
6.	To elect as a Director Mr L J H Becht
7.	To elect as a Director Mr D C Clementi
8.	To reappoint KPMG Audit Plc as auditors and to authorise the Directors to fix the amount of their remuneration

Special Business
9.	Ordinary resolution: Prudential plc Political Donations
10.	Ordinary resolution: Egg plc Political Donation
11.	Ordinary resolution approval of Prudential 2003 Savings-Related Share Option Scheme
12.	Ordinary resolution: increase of authorised share capital
13.	Ordinary resolution: to renew Directors’ authority to allot shares
14.	Special resolution: renewal of authority for disapplication of pre-emption rights
15.	Special resolution: renewal of authority for purchase of own shares
16.	Special resolution: amendment to the Articles of Association

Signature	Date	2003

REFERENCE NUMBER	CARD I.D.	ACCOUNT NUMBER

Prudential plc  Incorporated and registered in England and Wales. Registered number 1397169.
Registered office: Laurence Pountney Hill, London EC4R 0HH

Prudential plc
Annual General Meeting 2003

To be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 8 May 2003 at 11.00 a.m.

Refreshments will be available from 10.30 a.m. and following the meeting.

Special arrangements have been made to help shareholders in any way physically disabled or who are hard of hearing.

The nearest tube stations are St James’s Park and Westminster on the District and Circle Lines. Westminster is also on the Jubilee line.

Bus routes, 24, 11 and 211 all stop nearby.

BUSINESS REPLY SERVICE LICENCE NO. SEA11752

Prudential plc c/o Lloyds TSB Registrars The Causeway WORTHING BN99 8UG